February 12,
2019

Anthony Iarocci
President
Apex11 Inc.
8217 East Spanish Boot Road
Carefree, AZ 85377

       Re: Apex 11 Inc.
           Registration Statement on Form 10
           Filed on December 18, 2018
           File no. 000-54964

Dear Mr. Iarocci:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10

Item 1A. Risk Factors, page 10

1. Include an additional risk factor highlighting your history as public reporting blank check company and your subsequent revocation of Securities Exchange Act registration due to failure to file required reports. Highlight the possibility of undisclosed liabilities that may exist due to your prior existence as a public company.

There is competition for those private companies suitable for a merger transaction of the type contemplated by our management., page 11

2. Please revise to address, if true, that Apex 11 may compete for acquisitions with majority share holder DCA Asset Management, Inc. If so, please address how management would address any conflicts in allocating acquisition opportunities. Anthony Iarocci
Apex11 Inc.
February 12, 2019
Page 2
Financial Statements for the Six Months ended June 30, 2018, page F-10

3. Please update your filing to include interim period financial statements as of and for the nine months ended September 30, 2018 and 2017.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert
S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



                                                            Sincerely,
FirstName LastNameAnthony Iarocci
                                                            Division of
Corporation Finance
Comapany NameApex11 Inc.
                                                            Office of
Telecommunications
February 12, 2019 Page 2
cc:       Elaine Dowling
FirstName LastName